# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xos, Inc., CIK 0001819493
CUSIP: 98423B108
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3550 Tyburn Street, Los Angeles, California (CA), 90065
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-089722
Filed by CIK 0001463928

## Reporting persons
- YA II PN, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- YA Global Investments II (U.S.), LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yorkville Advisors Global, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yorkville Advisors Global II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- YAII GP, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- YAII GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mark Angelo: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SC-Sigma Global Partners, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Xos, Inc.
Address of issuer's principal executive offices: 3550 Tyburn Street Los Angeles, CA, 90065

## Item 2. Person Filing
Name of person filing: YA II PN, Ltd.
Address of principal business office or, if none, residence: 1012 Springfield Ave., Mountainside, NJ 07092
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
YA II is beneficially owned by YA Global Investments II (U.S.), LP (the "YA Feeder"). Yorkville Advisors Global, LP (the "YA Advisor") is the investment manager to YA II. Yorkville Advisors Global II, LLC (the "YA Advisor GP") is the general partner to the YA Advisor. YAII GP, LP (the "YA GP") is the general partner to the YA Feeder. YAII GP II, LLC (the "Yorkville GP") is the general partner to the YA GP. Mark Angelo makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of Class A Shares.

YAII GP, LP is the general partner of SC-Sigma Global Partners, LP ("SC-Sigma"), which is an investor in YA II. YAII GP II, LLC is the general partner of YAII GP, LP. The YA Advisor is the investment manager to SC-Sigma. Accordingly, SC-Sigma, the YA GP, the Yorkville GP, the YA Advisor, and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Class A Shares.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- YA II PN, Ltd.: /s/ David Gonzalez, David Gonzalez, General Counsel (04/06/2026)
- YA Global Investments II (U.S.), LP: /s/ David Gonzalez, David Gonzalez, General Counsel (04/06/2026)
- Yorkville Advisors Global, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (04/06/2026)
- Yorkville Advisors Global II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (04/06/2026)
- YAII GP, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (04/06/2026)
- YAII GP II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (04/06/2026)
- Mark Angelo: /s/ Mark Angelo, Mark Angelo (04/06/2026)
- SC-Sigma Global Partners, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (04/06/2026)